

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

China Green Agriculture, Inc.
Mr. Ken Ren
Chief Financial Officer
3rd Floor, Borough A, Block A, No. 181
South Taibai Road, Xi'an, Shaanxi Province
People's Republic of China 710065

> Re: **China Green Agriculture, Inc.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed September 12, 2011**
> **File No. 001-34260**

Dear Mr. Ren:

We have reviewed your response dated July 19, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Discussion of Segment Profitability Measures, page 53
1. Refer to our previous comment 1. We note certain added disclosures in your Form 10-K for the year ended June 30, 2012 with respect to the relocation of Jintai. However, please tell us the location, in your filing, of the last five paragraphs included in your response to our previous comment five, issued in our comment letter dated June 26, 2012. If they have not been included in the document, please revise your Form 10-K to include them in MD&A under your comparative discussions of operating results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief